EXHIBIT 12.1

Ratio of Earnings To Fixed Charges

	Six Months Ended June 30, 2001	Year Ended December 31,
		2000	1999	1998	1997	1996
	(amounts in thousands)
Net loss	$(402,490)	$(1,411,273)	$(719,968)	$(124,546)	$(31,020)	$(6,246)
Equity in losses of equity-method investees	23,490	304,596	76,769	2,905	—	—

Net loss before equity in losses of equity-method investees	(379,000)	(1,106,677)	(643,199)	(121,641)	(31,020)	(6,246)

Plus fixed charges:
Interest expense including amortization of debt issuance costs	68,896	130,921	84,566	26,639	326	5
Assumed interest element included in rent expense	5,339	10,773	4,732	2,833	700	90

	74,235	141,694	89,298	29,472	1,026	95

Adjusted earnings (loss)	(304,765)	(964,983)	(553,901)	(92,169)	(29,994)	(6,151)
Fixed charges	(74,235)	(141,694)	(89,298)	(29,472)	(1,026)	(95)

Deficiency in earnings to cover fixed charges	$(379,000)	$(1,106,677)	$(643,199)	$(121,641)	$(31,020)	$(6,246)